Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

SUPPLEMENT TO THE PROXY STATEMENT FOR THE 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement supplement (this “Supplement”), dated May 6, 2020, supplements the proxy statement (the “Proxy Statement”) of Tsakos Energy Navigation Limited (“TEN” or the “Company”) dated April 22, 2020 and made available to shareholders in connection with the Annual General Meeting of Shareholders to be held on May 28, 2020 (the “Annual Meeting”). Except as specifically supplemented by the information contained in this Supplement, all information set forth in the Proxy Statement continues to apply and should be considered in voting your shares. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Proxy Statement.

THE PROXY STATEMENT CONTAINS IMPORTANT INFORMATION AND THIS

SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE PROXY STATEMENT.

Item No. 5 – Reverse share split of the Company’s 175,000,000 authorized common shares, $1.00 par value, at a ratio of one-for-five

The purpose of this supplement is to notify shareholders entitled to vote at the Annual Meeting of a change in the effective date for the reverse share split (the “Reverse Share Split”) of the Company’s 175,000,000 authorized common shares, $1.00 par value, at a ratio of one-for-five, from June 1, 2020 to July 1, 2020, such that the resolution to approve the Reverse Share Split reads in its entirety as follows:

RESOLVED, to approve a reverse share split (the “Reverse Share Split”) of the 175,000,000 authorized Common Shares, $1.00 par value per common share, of Tsakos Energy Navigation Limited whereby each five (5) Common Shares will be consolidated into and become one (1) Common Share, $5.00 par value per Common Share, subject to the payment of cash in lieu of fractional Common Shares; with such Reverse Share Split to be effective as of the open of business on July 1, 2020.

The Board recommends that the shareholders of the Company approve the foregoing resolution to effect the Reverse Share Split. If the Company’s shareholders approve the resolution to effect the Reverse Share Split, the Reverse Share Split will become effective as of the open of business on July 1, 2020, with respect to which the Company will provide prior notice to the New York Stock Exchange.

Effect on Previous Proxy Votes

Notwithstanding this change to Item No. 5, if you have previously properly executed a proxy, whether on the Internet, by telephone or by mail, such proxy will be voted in accordance with the instructions contained therein, including with respect to Item No. 5, unless subsequently revoked. The proxy card or voting instruction form distributed with the Proxy Statement remains valid and shareholders who have already returned their proxy card or provided voting instructions do not need to take any action unless they wish to change or revoke their other voting instructions.

Any shareholder who has voted or votes by completing and returning by mail the proxy card or voting instruction card or by using the Internet or by telephone, may revoke its proxy or change its vote at any time before it is voted at the 2020 Annual General Meeting by (A) delivering written notice to the Secretary of the Company of its revocation, (B) executing and delivering to the Secretary of the Company a later dated proxy by using the Internet, by telephone or by mail, or (C) by appearing in person at the 2020 Annual General Meeting and voting his, her or its shares in person, in each case as further described in the Proxy Statement.

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Other than as specified above, no items presented in the Proxy Statement are affected by this Supplement, and you should carefully review the Proxy Statement prior to voting your shares.

This supplement is dated May 6, 2020.